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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                 Santa Fe Energy Resources, Inc.
                        (Name of Issuer)

             Common Stock, $.01 par value per share
                 (Title of Class of Securities)

                           802012 10 4
                         (CUSIP Number)

                      Charles Evans Gerber
Neal Gerber & Eisenberg
Two North LaSalle Street
Suite 2200
Chicago, Illinois  60602
(312) 269-8000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 31, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)
                             Page 1 of 15 pages
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1.   NAME OF REPORTING PERSON

          HC Associates

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [   ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          WC (derived from partnership capital contributions)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS       2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER              7.    SOLE VOTING POWER
OF                              5,203,091
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                        -0-

REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                          5,203,091
WITH
                    10.   SHARED DISPOSITIVE POWER
                                -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,203,091

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.1% (based on Santa Fe Energy Resources, Inc.'s Proxy Statement dated March 21, 1995)

14.   TYPE OF REPORTING PERSON

          PN



                       Page 2 of 15 Pages
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ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN
- --------------------------------------------

     Capitalized terms not otherwise defined herein are deemed to have the same meanings as ascribed thereto in the initial Schedule 13D.

Item 2.   Identity and Background.

          As a result of the transactions described in Item 5 below, Zell/Chilmark Fund, L.P., formerly a general partner of the Partnership ("ZC"), withdrew from the Partnership and no longer beneficially owns (or has voting or dispositive power with respect to) any shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

     (a) As of May 15, 1995, the Partnership entered into a partnership withdrawal and amendment agreement (the "Withdrawal Agreement") with ZC which, as of such date had a 49.044606 percent interest therein, and the other general partners of the
Partnership. Pursuant to the Withdrawal Agreement, over time, ZC would be permitted to withdraw from the Partnership and to receive, either directly or indirectly, distributions of an aggregate of 5,007,987 shares of Common Stock currently held by the Partnership (subject to adjustment as set forth in the Withdrawal Agreement) (the "Distributable Shares"), in liquidation of its interest in the Partnership. Upon any such distribution of shares of Common Stock pursuant to the Withdrawal Agreement, (a) ZC's percentage interest in the Partnership and the number of remaining Distributable Shares of Common Stock would be reduced accordingly, and (b) the percent interest of all other partners in the Partnership will be increased accordingly. Subject to the foregoing and certain limitations set forth in the Withdrawal Agreement, and until the earlier to occur of (i) the termination of the Partnership or (ii) the distribution to ZC of the balance of the Distributable Shares, ZC's rights, interests and obligations as a partner in the Partnership would remain in full force and effect.

     On or before May 31, 1995, ZC withdrew from the Partnership, received a distribution of all of the Distributable Shares and sold all of the Distributable Shares to an unaffiliated purchaser at a price of $9.00 per share, for an aggregate amount of $45,071,883. Upon conclusion of the sale, David M. Schulte resigned from the Board of Directors of Sante Fe.

     (b) As of May 31, 1995, the Partnership beneficially owned 5,203,091 shares of Common Stock or, to the best of its knowledge, approximately 5.1% of the issued and outstanding shares of Common Stock. The
Partnership has the sole power to vote and to dispose of the 5,203,091 shares of Common Stock beneficially owned thereby.

     (c) Other than as described above, during the past 60 days, neither the Partnership nor, to the best knowledge of the Partnership, any of the persons identified in Appendix A to the initial Schedule 13D, have effected any other transactions in the Common Stock.


Item 6.   Contracts, Arrangements, Understandings or Relationships with
                Respect to Securities of the Issuer
          ---------------------------------------------------------------
   See Item 5 above.

                       Page 3 of 15 Pages
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Item 7.   Material to be Filed as Exhibits
          ---------------------------------------------------------------
Exhibit 99.1:  Sections 1-5 of the Withdrawal Agreement Exhibit 99.2:
Registration Rights Agreement


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 1995.

                         HC ASSOCIATES, a general partnership

                              By:  GKH INVESTMENTS, L.P., a partner
                              By:  GKH PARTNERS, L.P., its general partner

                              By:  JAKK HOLDING CORP., a general partner


                              By:  /s/ Melvyn N. Klein
                                   ---------------------------
                       Melvyn N. Klein, President






















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